UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048
+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On October 30, 2025, Skycorp Solar Group Limited, a Cayman Islands exempted company (the “Company”), received a notice (the “Notice”) from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), fail to comply with the $1.00 minimum bid price requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Class A Ordinary Shares for the 30 consecutive business days prior to the date of the Notice.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until April 28, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Class A Ordinary Shares must be at least $1.00 for at least 10 consecutive business days (with such compliance period extendable at the discretion of Nasdaq) prior to April 28, 2026. Nasdaq would then provide a written confirmation of compliance and the matter will be closed.

If the Company is unable to regain compliance by April 28, 2026, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the minimum bid price requirement. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary, and it must otherwise appear to Nasdaq that the Company is capable of curing the deficiency. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180 calendar day period, then Nasdaq will notify the Company of its determination to delist the Class A Ordinary Shares, at which point the Company would have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company will monitor the closing bid price of its Class A Ordinary Shares. Receipt of the Notice has no effect on the Company’s business operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: November 3, 2025	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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